Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

February 2, 2021

Via Edgar

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918

Dear Mr. Orlic:

This correspondence is being provided to you in response to your comments communicated during our January 28, 2021 telephone conversation with respect to the Registrant’s preliminary proxy statement filed on January 22, 2021.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.

In the section on “Votes Required for Approval of Matters at the Special Meeting,” you requested that the statement on the effect of abstentions be modified to directly refer to the proposals presented.

Response:    The disclosure will be revised as requested.

2.

You requested that disclosure be added showing the dollar amount of the fees that the Specialist Manager would have earned during the fiscal year ended June 30, 2020 had the new fee been in place during that time and the difference between those two figures as a percentage of the actual fee paid.

Response:    The disclosure will be revised as requested.

3.	You asked for an explanation of why the pro forma fee tables were restated to show allocations among Specialist Managers as of December 31, 2020.

February 2, 2021

Response:    The Trust’s adviser reallocates assets among each Portfolio’s Specialist Managers on a regular basis. Accordingly, allocations as of December 31, 2020 are more likely to be representative of the state of a given Portfolio at the time shareholders ae being asked to vote than the allocations that existed six months earlier. The fees and expenses for the fiscal year ended June 30, 2020 were restated in order to try to provide shareholders with more meaningful and relevant information.

4.	With respect to the proxy cards, you noted that changes you had requested with respect to the Trust’s most recent previous proxy statement had been carried over, but not on all of the proxy cards.

Response:    All of the proxy cards will be revised as previously requested.

Very truly yours,

Don E. Felice